Exhibit 99.1

Equinor ASA: Notifiable trading

The following primary insiders have on 8 May 2019 acquired shares in Equinor ASA (OSE: EQNR, NYSE: EQNR) at a share price of NOK 184.56 in connection with the company’s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20-30 per cent depending on the individual’s position. On behalf of the participant, the company acquires shares to the net annual amount. The grant is subject to a three-year lock-in period.

Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Navn	Tittel	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Bacher, Lars Christian	Chief Financial Officer	2,539		30,392		30,392
Dodson, Timothy	Executive vice president	2,422		35,860		35,860
Eitrheim, Pål	Executive vice president	2,503		12,518		12,518
Gjærum, Reidar	Senior vice president	1,449		27,506	445	27,951
Hovden, Magne	Senior vice president	1,620		17,591		17,591
Klouman, Hans Henrik	General counsel	2,473		35,390		35,390
Kvelvane, Ørjan	Senior vice president	1,040		3,440		3,440
Nilsson, Jannicke	Chief Operating Officer	2,365		29,239	17,837	47,076
Arne Sigve Nylund	Executive vice president	2,962		19,022		19,022
Reitan, Torgrim	Executive vice president	2,539		41,164	1,574	42,738
Opedal, Anders	Executive vice president	2,997		25,225	2,093	27,318
Rummelhoff, Irene	Executive vice president	2,858		32,908	407	33,315
Skeie, Svein	Senior vice president	1,155		27,392	7,074	34,466
Sætre, Eldar	President and Chief Executive Officer	6,892		74,755		74,755
Øvrum, Margareth	Executive vice president	2,976		57,958	8,753	66,711